

August 7, 2014

Via E-mail
James F. Kelliher
Chief Financial Officer
LogMeIn, Inc.
320 Summer Street, Suite 100
Boston, Massachusetts 02210

> **Re: LogMeIn, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2013**
> **Filed March 10, 2014**
> **File No. 001-34391**

Dear Mr. Kelliher:

We have reviewed your letter dated July 22, 2014 in connection with the above-referenced filing and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to this comment, we may have additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated June 23, 2014.

Item 7. Management's Discussion and Analysis of Financial Condition and Result of Operations

Overview, page 30

1.   Your response to prior comment 1 indicates that you elected not to disclose the gross renewal rate as you believe there are number of different methods used by other companies to compute the renewal rates, which may impede comparability. However, Section III.B.1 of SEC Release 33-8350 indicates that, in such event, a company should provide an explanation of its calculation to promote comparability across companies within the industry. MD&A should give readers a view of the company through the eyes of management. Please tell us how management uses the gross renewal rate to understand and evaluate the business and your consideration for disclosing the gross renewal rate as a key indicator. Refer to Section III.B.1 of SEC Release 33-8350.

       You may contact Eiko Yaoita Pyles, Staff Accountant, at (202) 551-3587, or Christine Davis Assistant Chief Accountant, at (202) 551-3408, if you have questions regarding comments on the financial statements and related matters. If you require further assistance, do not hesitate to contact me at (202) 551-3406.

               Sincerely,

               /s/ Patrick Gilmore

               Patrick Gilmore
               Accounting Branch Chief